Shareholders Approve Second-Step Merger of ArcelorMittal into Arcelor

Luxembourg, 5 November 2007 - The Extraordinary General Meetings of shareholders of ArcelorMittal and Arcelor held today approved the merger of ArcelorMittal into Arcelor. 99.5 % of the votes cast at the ArcelorMittal Extraordinary General Meeting and 97.3% of the votes cast at the Arcelor Extraordinary General Meeting were cast in favor of the proposed merger. 954,514,724 shares, or 67.4% of ArcelorMittal’s outstanding share capital, were present or represented at the ArcelorMittal Extraordinary General Meeting. 648,601,269 shares, or 96.8% of Arcelor’s outstanding share capital, were present or represented at the Arcelor Extraordinary General Meeting.

The merger is expected to be effective on Tuesday, 13 November 2007. The merger is the second step in the two-step merger process between Mittal Steel Company N.V. (which merged into ArcelorMittal on 3 September 2007) and Arcelor.

Lakshmi N. Mittal said: “With the successful integration of the Mittal and Arcelor teams complete, the EGMs mark the final step in our legal and technical integration. As one company in every sense, we look forward to continued progress as the world's leading steel company.”

All of the resolutions proposed to the shareholders of ArcelorMittal and Arcelor were approved. Among other decisions, the Arcelor Extraordinary General Meeting approved:

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the restructuring of the share capital of Arcelor prior to the effectiveness of the merger so as to have a one-to-one exchange ratio in the merger, and thus limit the effect of the merger on the ArcelorMittal share price and hence its comparability pre- and post-merger; this restructuring will take the form of an exchange of every 7 pre-restructuring Arcelor shares for 8 post-restructuring Arcelor shares, mechanically resulting in an adjusted merger exchange ratio of one new Arcelor share for every one ArcelorMittal share without any economic effect on Arcelor or ArcelorMittal shareholders;

•

the distribution of an additional dividend of $0.040625 per (pre-merger) post-share capital restructuring Arcelor share to be paid simultaneously with the last installment of the Arcelor dividend on 17 December 2007, in order to ensure that all Arcelor shareholders will receive the same per share dividend of $0.325, taking into account the effect of the Arcelor share capital restructuring;

•	the change of Arcelor’s name to ArcelorMittal upon effectiveness of the merger.

Share Capital Restructuring

The share capital restructuring will be effective on 6 November 2007.

As a result of the share capital restructuring, certain Arcelor holders may receive one or several fractions of a seventh of a post-restructuring Arcelor share (if by the close of business on 5 November 2007 they do not hold a multiple of seven Arcelor shares).

The fractional share mechanics and the related exchange pool facility implemented by Arcelor are described in the press release published today by Arcelor. Arcelor shareholders who, after completion of the share capital restructuring, own fraction(s) that is(are) not automatically transferred to the exchange pool facility, are urged to carefully consider the possibility to participate in the exchange pool facility. It remains possible for such shareholders to elect to have their fractions sold through the exchange pool facility by sending a written notification to Arcelor ‹ Service Titres ›, 19, Avenue de la Liberté, L-2930 Luxembourg, which must be received by Arcelor on November 20, 2007 at the latest.

Merger of ArcelorMittal into Arcelor

The merger of ArcelorMittal into Arcelor is expected to be effective on 13 November 2007. Upon effectiveness of the merger, ArcelorMittal will cease to exist, Arcelor will be renamed ArcelorMittal and holders of ArcelorMittal shares will automatically receive one newly issued Arcelor (to be renamed ArcelorMittal) share for every one ArcelorMittal share on the basis of their respective holdings as entered in the ArcelorMittal shareholder registry or their respective securities accounts.

Upon the effective date of the merger, the Arcelor (to be renamed ArcelorMittal) shares that will be issued in the merger will be listed on the same exchanges as those on which Arcelor (to be renamed ArcelorMittal) shares are currently listed. Arcelor (to be renamed ArcelorMittal) shares will also be listed on Euronext Amsterdam by NYSE Euronext and the New York Stock Exchange on the effective date so that after the merger the Arcelor (to be renamed ArcelorMittal) shares will be listed on all exchanges where ArcelorMittal shares are currently listed. The last day of listing of the ArcelorMittal shares is expected to be Monday 12 November 2007.

Following effectiveness of the merger, the ArcelorMittal (ex-Arcelor) shares will trade under the former ArcelorMittal tickers: “MT” for the New York Stock Exchange, Euronext Amsterdam by NYSE Euronext and the Luxembourg Stock Exchange, “MTP” for Euronext Paris by NYSE Euronext, “MTBL for Euronext Brussels by NYSE Euronext, and “MTS” for the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia.

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

Contact information Arcelor Mittal Investor Relations
Europe	+352 4792 2414
Americas	+1 312 899 3569
Retail	+352 4792 2434
SRI	+44 203 214 2854
Bonds/Credit	+33 1 71 92 10 26
Contact information Arcelor Mittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
Arcelor Mittal Corporate Communications		Netherlands
Mark Mann	+44 203 214 2867	Leon Melens, Smink, Van der Ploeg & Jongsma,	+31 20 647 81 81
Jean Lasar	+352 4792 2359	Germany
Maitland Consultancy:		Phoebe Kebbel, Herring Schuppener,	+49 69 92 18 74 77
Tom Siveyer / Martin Leeburn	+44 20 7379 5151	France
Belgium		Sandra Luneau	+33 1 71 92 00 58
Charles-Hubert Gernaert, Comfi,	+32 2 290 90 90	Anne France Malrieu / Grégoire Lucas, Image 7	+33 1 5370 7470
North America
Bill Steers	+1 312 899 3817	Spain
		Ignacio Agreda	+34 94 489 4162
		Oscar Fleites	+34 98 512 60 29
		Keith Grant	+34 639 760 397